PACIFIC BOOKER MINERALS INC.

#1702 - 1166 Alberni Street Vancouver, BC  V6E 3Z3

Telephone: (604) 681-8556            Toll Free: 1-800-747-9911           Fax: (604) 687-5995

mail: info@pacificbooker.com    Symbols: bkm-tsx venture / pbm-NYSE Amex    Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE Amex Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Discontinues the Proceeding against the Lake Babine Nation

Vancouver BC,  October 22, 2009:  The Company is pleased to announce that the legal proceeding submitted late in December 2008 against the former Chief, Betty Patrick and the Lake Babine Nation has been discontinued by the Company.

The Company looks forward to the opportunity to start fresh in a spirit of co-operation with the newly elected Chief, Wilf Adam and the council of the Lake Babine Nation.

Lake Babine Nation, located northwest of Prince George, is one of the largest First Nation communities in British Columbia with a population which includes the communities of Fort Babine, Old Fort, Tachet, Donald’s Landing/Pinkut and Woyenne.

For information regarding Pacific Booker Minerals Inc., and to view our new Standard & Poor’s report, our 3D animations of the Morrison ore body and site plan, please visit our website home page at http://www.pacificbooker.com

On Behalf of the Board of Directors

“Gregory Anderson”

Gregory Anderson, Director, CEO and President

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml